

September 6, 2011

Via Facsimile
Mr. Jon R. Moeller
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202

     Re: **The Procter & Gamble Company**
               Form 10-K for the fiscal year ended June 30, 2011
               Filed August 10, 2011
               File No. 1-434

Dear Mr. Moeller:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2011

Exhibit 13. Annual Report to Shareholders

Note 10. Commitments and Contingencies, page 70
Litigation, page 71

1.   We have the following comments related to your disclosures:
- We note that you conducted an internal investigation in response to the actions of the European Commission and identified violations. With a view towards future disclosure, please tell us what consideration you gave to losses resulting from the violations you identified, including unasserted claims. Reference ASC 450-20-50.
- We note your disclosure regarding the complaints and investigations by regulatory authorities in Europe regarding violations of competition laws. Please provide us, and include in future filings, your estimate of the amount or range of reasonably possible losses in excess of amounts accrued. Reference ASC 450-20-50.

- Please note that disclosures in future filings regarding the amount or range of reasonably possible losses in excess of amounts accrued may be provided on an aggregated basis.

Note 11. Segment Information, page 71

2.   Please provide us, and include in future filings, revenue information regarding your products. Reference ASC 280-10-50-40.

3.   Please revise future filings to include the information about geographic areas in accordance with ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief